

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 13, 2010

Mr. Jen-Hsun Huang
President and Chief Executive Officer
NVIDIA Corporation
2701 San Tomas Expressway
Santa Clara, California 95050

      Re: NVIDIA Corporation
                Form 10-K for the Fiscal Year ended January 31, 2010
                Filed March 17, 2010
                File No. 000-23985

Dear Mr. Huang:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Jeff Jaramillo
                        Accounting Branch Chief